UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)(1)

                             LIFERATE SYSTEMS, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, NO PAR VALUE, WARRANTS TO
                  PURCHASE COMMON STOCK, AND UNITS COMPRISED OF
                     ONE SHARE COMMON STOCK AND ONE WARRANT
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   531936 10 2
              ----------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)



------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP NO. 531936  10  2                 13G                    PAGE 2 OF 6 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  David B. Johnson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |X|
                                                                (b) |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                 94,590(2)

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                             2,190,000(3)

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                              94,590(2)

             WITH                8.        SHARED DISPOSITIVE POWER

                                                  2,190,000(3)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,284,590(2),(3)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    |_|


(2) Includes warrants to purchase 63,390 shares.
(3) Includes 1,690,000 shares owned by and warrants to purchase 100,000 shares held by Betty L. Johnson, wife of David B. Johnson, and 200,000 Units (consisting of 200,000 shares and warrants to purchase 200,000 shares) by a foundation controlled by David B. Johnson.

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CUSIP NO. 531936  10  2                 13G                    PAGE 3 OF 6 PAGES


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  15.3%

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Betty L. Johnson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |X|
                                                                (b) |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                              1,790,000(4)

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               494,590(5)

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                           1,790,000(4)

             WITH                8.        SHARED DISPOSITIVE POWER

                                                    494,590(5)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,284,590(4),(5)


(4) Includes a warrant to purchase 100,000 shares.
(5) Includes 31,200 shares owned by and warrants to purchase 63,390 held by David B. Johnson, husband of Betty L. Johnson, and 200,000 Units (consisting of 200,000 shares and warrants to purchase 200,000 shares) held by a foundation controlled by David B. Johnson.

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CUSIP NO. 531936  10  2                 13G                    PAGE 4 OF 6 PAGES


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  15.3%

12.      TYPE OF REPORTING PERSON*

                  IN

ITEM 1(a).        NAME OF ISSUER:

                           Liferate Systems, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           P.O. Box 390353
                           Minneapolis, Minnesota 55439-0353

ITEM 2(a).        NAME OF PERSON FILING:

                           See Item 1 on cover page

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,
                  IF NONE, RESIDENCE:

                           c/o Miller Johnson Steichen Kinnard, Inc.
                           5500 Wayzata Boulevard
                           Suite 800 - Eighth Floor
                           Minneapolis, Minnesota 55416

ITEM 2(c).        CITIZENSHIP:

                           See Item 4 on cover page

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, no par value, Warrants for the purchase
                  of Common Stock, and Units, each Unit comprised of one Warrant and one share of Common Stock.

ITEM 2(e).        CUSIP NUMBER:

                           See cover page

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

                           (a) |_| Broker or dealer registered under Section 15
                                   of the Act,

                           (b) |_| Bank as defined in Section 3(a)(6) of the
                                   Act,

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CUSIP NO. 531936  10  2                 13G                    PAGE 5 OF 6 PAGES


                           (c) |_| Insurance Company as defined in Section
                                   3(a)(19) of the Act,
                           (d) |_| Investment Company registered under Section 8
                                   of the Investment Company Act,
                           (e) |_| Investment Adviser registered under Section
                                   203 of the Investment Advisers Act of 1940,
                           (f) |_| Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; SEE 13d-1(b)(1)(ii)(F),
                           (g) |_| Parent Holding Company, in accordance with
                                   Rule 13d-1(b)(ii) (G); SEE Item 7,
                           (h) |_| A savings association as defined in Section
                                   3(b) of the Federal Deposit Insurance Act,
                           (i) |_| A church plan that is excluded from the
                                   definition of an investment company under
                                   section 3(c)(14) of the Investment Company
                                   Act of 1940,
                           (j) |_| Group, in accordance with Rule
                                   13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP.

                           If the percent of the class owned, as of December 31
                  of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                           (a)      Amount beneficially owned:

                                             See Item 9 on cover page

                           (b)      Percent of class:

                                             See Item 11 on cover page

                           (c) Number of shares as to which such person has:

                                    (i)      Sole power to vote or to direct the
                                             vote: See Item 5 on cover page

                                    (ii)     Shared power to vote or to direct
                                             the vote: See Item 6 on cover page

                                    (iii)    Sole power to dispose or to direct
                                             the disposition of: See Item 7 on
                                             cover page

                                    (iv)     Shared power to dispose or to
                                             direct the disposition of: See Item
                                             8 on cover page

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Not applicable

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CUSIP NO. 531936  10  2                 13G                    PAGE 6 OF 6 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           See Exhibit A indicating the members of the group.

                           See Exhibit B indicating the agreement of the group that this Schedule 13G is filed on their behalf.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2002


/s/ David B. Johnson                         /s/ Betty L. Johnson
------------------------------------         -----------------------------------
David B. Johnson                             Betty L. Johnson

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative, other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties for whom copies are to be sent.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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CUSIP NO. 531936 10 2                   13G                             PAGE A-1


                                    EXHIBIT A

The following list identifies each member of the group filing this Schedule 13G:

1.       David B. Johnson
2.       Betty L. Johnson

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CUSIP NO. 531936 10 2                   13G                             PAGE B-1


                                    EXHIBIT B

                                    AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock, Warrants to purchase Common Stock and Units, each Unit comprised of one share of Common Stock and a Warrant to purchase one share of Common Stock, of Liferate Systems, Inc. is being filed on behalf of each of the entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:    February 13, 2002


/s/ David B. Johnson                         /s/ Betty L. Johnson
------------------------------------         -----------------------------------
David B. Johnson                             Betty L. Johnson